Exhibit 10

British American Tobacco p.l.c.

17 August 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each ("Shares") from Goldman Sachs International during the period from 10 August 2026 to 14 August 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	10 August 2026	11 August 2026	12 August 2026	13 August 2026	14 August 2026
Number of ordinary shares of 25 pence each purchased:	0	150,000	150,000	155,000	155,000
Highest price paid per share (pence):	0.00p	4,255.00p	4,233.00p	4,250.00p	4,233.00p
Lowest price paid per share (pence):	0.00p	4,204.00p	4,152.00p	4,152.00p	4,177.00p
Volume weighted average price paid per share (pence):	0.00p	4,226.12p	4,186.67p	4,224.41p	4,200.86p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,161,111,984 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,654,339 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Goldman Sachs International during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/9639Q_1-2026-8-17.pdf
http://www.rns-pdf.londonstockexchange.com/rns/9639Q_2-2026-8-17.pdf
http://www.rns-pdf.londonstockexchange.com/rns/9639Q_3-2026-8-17.pdf
http://www.rns-pdf.londonstockexchange.com/rns/9639Q_4-2026-8-17.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases - aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	10/08/2026	0	0.00p	LSE
British American Tobacco p.l.c.	GB0002875804	10/08/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	10/08/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	11/08/2026	150,000	4,226.12p	LSE
British American Tobacco p.l.c.	GB0002875804	11/08/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	11/08/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	12/08/2026	150,000	4,186.67p	LSE
British American Tobacco p.l.c.	GB0002875804	12/08/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	12/08/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	13/08/2026	155,000	4,224.41p	LSE
British American Tobacco p.l.c.	GB0002875804	13/08/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	13/08/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	14/08/2026	155,000	4,200.86p	LSE
British American Tobacco p.l.c.	GB0002875804	14/08/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	14/08/2026	0	0.00p	BATE